UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Schedule 13G

Under the Securities Exchange Act of 1934

(Amendment No.  )*

Outbrain Inc.

(Name of Issuer)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

69002R103

(CUSIP Number)

December 31, 2021

(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☐	Rule 13d-1(c)

☒	Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) or otherwise subject to the liabilities of that section of the Exchange Act but shall be subject to all other provisions of the Exchange Act (however, see the Notes).

CUSIP No. 69002R103

1	NAMES OF REPORTING PERSONS LSVP VII Trust
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☐
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

	5	SOLE VOTING POWER

NUMBER OF		0
SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		6,306,314
EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0
WITH	8	SHARED DISPOSITIVE POWER

		6,306,314

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

6,306,314
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

11.4%(1)
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

OO

(1)	All percentages calculated in this Schedule 13G are based upon an aggregate of 55,507,975 shares of common stock outstanding as reported in Outbrain Inc.’s (the “Issuer”) Quarterly Report on Form 10-Q as filed with the Securities and Exchange Commission (the “Commission”) on November 12, 2021.

CUSIP No. 69002R103

1	NAMES OF REPORTING PERSONS Lightspeed Trustee VII, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☐
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

	5	SOLE VOTING POWER

NUMBER OF		0
SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		6,306,314
EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0
WITH	8	SHARED DISPOSITIVE POWER

		6,306,314

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

6,306,314
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

11.4%(1)
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

OO

(1)	All percentages calculated in this Schedule 13G are based upon an aggregate of 55,507,975 shares of common stock outstanding as reported in the Issuer’s Quarterly Report on Form 10-Q as filed with the SEC on November 12, 2021.

CUSIP No. 69002R103

1	NAMES OF REPORTING PERSONS Barry Eggers
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☐
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

United States of America

	5	SOLE VOTING POWER

NUMBER OF		0
SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		6,306,314
EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0
WITH	8	SHARED DISPOSITIVE POWER

		6,306,314

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

6,306,314
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

11.4%(1)
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

IN

(1)	All percentages calculated in this Schedule 13G are based upon an aggregate of 55,507,975 shares of common stock outstanding as reported in the Issuer’s Quarterly Report on Form 10-Q as filed with the SEC on November 12, 2021.

CUSIP No. 69002R103

1	NAMES OF REPORTING PERSONS Ravi Mhatre
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☐
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

United States of America

	5	SOLE VOTING POWER

NUMBER OF		0
SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		6,306,314
EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0
WITH	8	SHARED DISPOSITIVE POWER

		6,306,314

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

6,306,314
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

11.4%(1)
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

IN

(1)	All percentages calculated in this Schedule 13G are based upon an aggregate of 55,507,975 shares of common stock outstanding as reported in the Issuer’s Quarterly Report on Form 10-Q as filed with the SEC on November 12, 2021.

CUSIP No. 69002R103

1	NAMES OF REPORTING PERSONS Peter Y. Nieh
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☐
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

United States of America

	5	SOLE VOTING POWER

NUMBER OF		0
SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		6,306,314
EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0
WITH	8	SHARED DISPOSITIVE POWER

		6,306,314

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

6,306,314
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

11.4%(1)
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

IN

(1)	All percentages calculated in this Schedule 13G are based upon an aggregate of 55,507,975 shares of common stock outstanding as reported in the Issuer’s Quarterly Report on Form 10-Q as filed with the SEC on November 12, 2021.

Item 1.

(a)	Name of Issuer:

Outbrain Inc. (the “Issuer”)

(b)	Address of Issuer’s Principal Executive Offices:

111 West 19th Street
New York, NY 10011
(646) 867-0149

Item 2.

(a)	Name of Person Filing:

This Schedule 13G is being jointly filed by the following reporting persons (each a “Reporting Person” and collectively, the “Reporting Persons”):

LSVP VII Trust (“LSVP VII”)

Lightspeed Trustee VII, LLC (“Lightspeed Trustee”)

Barry Eggers (“Eggers”)

Ravi Mhatre (“Mhatre”)

Peter Y. Nieh (“Nieh”)

The Reporting Persons have entered into a Joint Filing Agreement, dated February 14, 2022, a copy of which is filed with this Schedule 13G as Exhibit 1, pursuant to which such Reporting Persons have agreed to file this statement jointly in accordance with the provisions of Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”).

(b)	Address of Principal Business Office or, if none, Residence

The principal business office of each Reporting Person is c/o Lightspeed Venture Partners, 2200 Sand Hill Road, Menlo Park, CA 94025.

(c)	Citizenship:

Entities:

LSVP VII – Delaware

Lightspeed Trustee – Delaware

Individuals:

Eggers – United States of America

Mhatre – United States of America

Nieh – United States of America

(d)	Title of Class of Securities:

Common Stock, par value $0.001 per share (the “Common Stock”)

(e)	CUSIP Number:

69002R103

Item 3.	If this statement is filed pursuant to §§240.13d-1(b), or 240.13d-2(b) or (c), check whether the person filing is a:

(a)   ☐ Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o);

(b)   ☐ Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c);

(c)   ☐ Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c);

(d)   ☐ Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8);

(e)   ☐ An investment adviser in accordance with §240.13d-1(b) (1)(ii)(E);

(f)    ☐ An employee benefit plan or endowment fund in accordance with §240.13d-1(b) (1)(ii)(F);

(g)   ☐ A parent holding company or control person in accordance with §240.13d-1(b) (1)(ii)(G);

(h)   ☐ A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)    ☐ A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)    ☐ A non-U.S. institution in accordance with § 240.13d-1(b)(1)(ii)(J);

(k)   ☐ Group, in accordance with § 240.13d-1(b)(1)(ii)(K).

   Not Applicable.

Item 4.	Ownership

The following information is with respect to the ownership of the Common Stock by the Reporting Persons filing this statement on Schedule 13G as of the date of this report:

Reporting Person	Shares Held Directly	Sole Voting Power	Shared Voting Power	Sole Dispositive Power	Shared Dispositive Power	Beneficial Ownership	Percentage of Class(2)
LSVP VII(1)	6,306,314	—	6,306,314	—	6,306,314	6,306,314	11.4%
Lightspeed Trustee(1)	—	—	6,306,314	—	6,306,314	6,306,314	11.4%
Eggers(1)	—	—	6,306,314	—	6,306,314	6,306,314	11.4%
Mhatre(1)	—	—	6,306,314	—	6,306,314	6,306,314	11.4%
Nieh(1)	—	—	6,306,314	—	6,306,314	6,306,314	11.4%

(1)	Includes 6,306,314 shares of Common Stock held by LSVP VII which may be deemed to be beneficially owned by Lightspeed Trustee and Eggers, Mhatre and Nieh because (i) Lightspeed Trustee is the liquidating trustee of LSVP VII and (ii) Eggers, Mhatre and Nieh serve as members of Lightspeed Trustee. Each of the Reporting Persons (other than LSVP VII) and each of their affiliated entities and the officers, directors, partners, members and managers thereof, disclaims beneficial ownership of the securities held directly by LSVP VII.

(2)	The Percentage of Class is based upon an aggregate of 55,507,975 shares of Common Stock outstanding as reported in the Issuer’s Quarterly Report on Form 10-Q as filed with the SEC on November 12, 2021.

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☐:

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not Applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.

Not Applicable.

Item 8.	Identification and Classification of Members of the Group.

Not Applicable.

Item 9.	Notice of Dissolution of Group.

Not Applicable.

Item 10.	Certification.

Not Applicable

Signatures

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 14, 2022

LSVP VII Trust

	By:	Lightspeed Trustee VII, LLC
	Its:	Trustee

	By:	/s/ Ravi Mhatre
Name: Ravi Mhatre
Title: Managing Member

Lightspeed Trustee VII, LLC

	By:	/s/ Ravi Mhatre
Name: Ravi Mhatre
Title: Managing Member

	By:	/s/ Barry Eggers
Name: Barry Eggers

	By:	/s/ Ravi Mhatre
Name: Ravi Mhatre

	By:	/s/ Peter Y. Nieh
Name: Peter Y. Nieh

Exhibit 1

AGREEMENT REGARDING THE JOINT FILING OF SCHEDULE 13G

Pursuant to Rule 13d-1(k)(1) promulgated under the Securities Exchange Act of 1934, as amended, the undersigned agree that the Statement on Schedule 13G to which this Exhibit is attached is filed on behalf of each of them. Each of them is individually eligible to use the Schedule 13G to which this Exhibit is attached. Each of them is responsible for the timely filing of such Schedule 13G and any amendments thereto, and for the completeness and accuracy of the information concerning such person contained therein; but none of them is responsible for the completeness or accuracy of the information concerning the other persons making the filing, unless such person knows or has reason to believe that such information is inaccurate.

IN WITNESS WHEROF, the undersigned hereby execute this Joint Filing Agreement as of February 14, 2022.

LSVP VII Trust

By:	Lightspeed Trustee VII, LLC
Its:	Trustee

By:	/s/ Ravi Mhatre
Name: Ravi Mhatre
Title: Managing Member

Lightspeed Trustee VII, LLC

By:	/s/ Ravi Mhatre
Name: Ravi Mhatre
Title: Managing Member

By:	/s/ Barry Eggers
Name: Barry Eggers

By:	/s/ Ravi Mhatre
Name: Ravi Mhatre

By:	/s/ Peter Y. Nieh
Name: Peter Y. Nieh